UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                     to

Commission File Number

PULTE HOMES, INC. 401(K) PLAN

(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 28, 2004

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and supplemental schedule as of December 31, 2003, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

FINANCIAL STATEMENTS AND SCHEDULE

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

Board of Directors
Pulte Homes, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Pulte Homes, Inc. 401(k) Plan (the “Plan”) (formerly known as Pulte Home Corporation Investment Savings Plus) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pulte Homes, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2004

Pulte Homes, Inc. 401(k) Plan
(Formerly Known as Pulte Home Corporation Investment Savings Plus)

Statements of Net Assets Available for Plan Benefits

	December 31,
	2003	2002
Investments, at fair value:
Money market funds, mutual funds and Company stock fund	$240,237,543	$114,590,458
Participant loans	4,069,982	3,220,277

Total investments, at fair value	244,307,525	117,810,735
Receivables:
Employee contributions	—	301,224
Employer contributions	—	2,884,940
Loans	—	44,993

Total receivables	—	3,231,157

Net assets available for plan benefits	$244,307,525	$121,041,892

See accompanying notes.

Pulte Homes, Inc. 401(k) Plan
(Formerly Known as Pulte Home Corporation Investment Savings Plus)

Statements of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31,
2003
Additions:
Contributions:
Employee	$25,078,757
Employer	12,349,218

Total contributions	37,427,975
Investment income:
Interest and dividends	3,561,546
Net realized and unrealized appreciation in fair value of investments	49,875,740

Total investment income	53,437,286

Total additions	90,865,261

Deductions:
Distributions to participants	(22,692,563)
Administrative and other expenses	(39,058)

Total deductions	(22,731,621)

Net increase	68,133,640
Transfer of assets (Note 1)	55,131,993
Net assets available for plan benefits, beginning of year	121,041,892

Net assets available for plan benefits, end of year	$244,307,525

See accompanying notes.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements

1. Description of Plan

Effective January 1, 2003, the Pulte Home Corporation Investment Savings Plus was amended and restated, and renamed the Pulte Homes, Inc. 401(k) Plan (the “Plan”). Additionally, effective January 1, 2003, the sponsorship of the Plan changed from Pulte Home Corporation to Pulte Homes, Inc (the “Company”). The year-end for the Plan was also changed from December 30 to December 31. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan for eligible employees of Pulte Homes, Inc. and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the “Committee”) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2002, the Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (“Fidelity”), as trustee and recordkeeper. Prior to this, U.S. Bank, N.A. was the trustee and Citistreet was the recordkeeper. As a result of this change, plan assets were liquidated and transferred to Fidelity. On December 31, 2002, accounts were established at Fidelity for the in-kind asset transfers. The liquidated assets were transferred and then allocated to the investment mediums selected at Fidelity.

As part of the annual Plan review, the Company has identified an operational defect in the Plan. The Company has started a process to correct the defect through the Voluntary Correction Program made available by the Internal Revenue Service.

Plan Mergers

Effective January 1, 2003 the Company merged the Retirement Savings Plan for the Employees of Del Webb Corporation (the “Del Webb Plan”) and spun off the net assets for non-field group employees of the DiVosta & Company, Inc. 401(k) Plan (the “DiVosta Plan”) into the Plan. Subsequently, all participant accounts from the Del Webb Plan and for the non-field group employees of the DiVosta Plan were transferred to the Plan. The remaining field group employees of DiVosta & Company continue to be covered under the amended DiVosta Plan, which was renamed the Pulte Affiliates 401(k) Plan. These activities have significantly increased the number of covered employees in the Plan.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

The amount of the net assets transferred from the Del Webb Plan totaled $53,081,071, which included investments. The amount of net assets transferred from the DiVosta Plan totaled $2,044,829, which included investments of $1,999,403 and employer contributions receivable of $45,426. Subsequent to the DiVosta Plan asset transfer, $6,093 was transferred to the Plan from the Pulte Affiliates 401(k) Plan during 2003, which represents account balances for participants that became eligible under the Plan.

Plan Amendments

Effective January 1, 2003, the Plan was amended and changed the investment options and matching contributions. Participants should refer to the Plan documents for complete information.

Eligibility

All nonunion, regular salaried, sales and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Contributions

Effective December 31, 2002, contributions can be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Investment Fund, American Funds Washington Mutual A Investment Fund, MSI Small Company Growth B, Fidelity Investment Funds (see various funds disclosed in financial statements) and the Pulte Homes, Inc. Common Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis via an interactive voice response system or interactive website.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

Participant contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (“elective deferrals”). Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code (the “Code”) Section 401(k)(3).

Company matching contributions – The Company shall contribute to the Plan an amount, based on elective deferrals of each participant during each payroll period. Such amount shall be equal to 100 percent of that portion of the amount contributed as elective deferrals on behalf of each participant for whom such elective deferrals were made, which does not exceed the elective deferrals up to three percent per payroll period, plus 50 percent of that portion of the participant’s elective deferrals in excess of three percent per payroll period, but not in excess of five percent per payroll period. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12). Matching contributions will not be made with respect to any elective deferrals classified as catch-up contributions.

Catch-up contributions – Participants who will have reached an age of at least 50 years old by the end of the plan year beginning after December 31, 2002 may elect to increase their elective deferrals by $2,000 during 2003, and thereafter adjusted as permitted under the Code Section 414(v).

Special contributions – At the discretion of the Board of Directors, the Company may make special contributions. These special contributions are initially invested in the Pulte Homes, Inc. Common Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. The allocation of the special contributions excludes highly compensated employees covered under a stock option plan. There were no special contributions for the years ended December 31, 2003 and 2002.

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee.

Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Other than loan origination fees, administrative expenses of the Plan are paid directly by the Company.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Investment Valuation—Investments in money market instruments are carried at cost, which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Participant loans are carried at cost, which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Management Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold and held during the period) appreciated in fair value, as determined by quoted market prices, as follows:

Year Ended December 31,
2003
Investments:
Vanguard Institutional Index Investment Fund	$6,361,562
Fidelity:
Balanced Fund	7,439,760
Blue Chip Growth Fund	6,110,719
Low-Priced Stock Fund	2,436,072
Diversified International Fund	2,513,560
Freedom 2020 Fund	403,840
Freedom 2030 Fund	136,425
Freedom 2040 Fund	442,174
Dividend Growth	3,859,259
Pulte Homes, Inc. Common Stock Fund	19,587,437
Other Funds	584,932

Net realized and unrealized appreciation in fair value of investments	$49,875,740

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Investments:
Fidelity Balanced Fund	$36,303,464	$21,406,827
Vanguard Institutional Index Investment Fund	30,628,486	20,143,913
Fidelity Managed Income Portfolio	23,353,232	19,000,141
Fidelity Blue Chip Growth Fund	31,806,769	18,907,886
Fidelity Dividend Growth**	20,780,630	—
Fidelity Retirement Money Market Portfolio**	15,207,020	—
Pulte Homes, Inc. Common Stock Fund	43,139,728	15,121,055

**	Balance of investment was less than 5% of the Plan’s net assets available for plan benefits as of December 31, 2002.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

Schedule

Pulte Homes, Inc. 401 (k) Plan
(Formerly Known as Pulte Home Corporation Investment Savings Plus)
EIN: 38-2766606       Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2003

		Description of Investment Including
Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	Shares/		Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Units	Cost	Value
	The Vanguard Group of	Vanguard Institutional Index Investment Fund
	Investment Companies		300,928	**	$30,628,486
	Morgan Stanley	MSI Small Company Growth B	135,363	**	1,413,191
	American Funds	American Funds Washington Mutual A Investment Fund	45,069	**	1,297,075
*	Fidelity Investments	Fidelity Balanced Fund	2,167,371	**	36,303,464
		Fidelity Blue Chip Growth Fund	802,593	**	31,806,769
		Fidelity Low-Priced Stock Fund	304,621	**	10,655,647
		Fidelity Diversified International Fund	386,275	**	9,316,959
		Fidelity Freedom Income Fund	73,174	**	811,504
		Fidelity Freedom 2000	13,994	**	164,849
		Fidelity Freedom 2010 Fund	44,336	**	577,261
		Fidelity Freedom 2020 Fund	179,241	**	2,333,717
		Fidelity Freedom 2030 Fund	55,973	**	724,851
		Fidelity Freedom 2040 Fund	272,926	**	2,063,324
		Fidelity Retirement Money Market Portfolio	15,207,020	**	15,207,020
		Fidelity Managed Income Portfolio	23,353,232	**	23,353,232
		Fidelity U.S. Bond Index Fund	818,739	**	9,161,688
		Fidelity Dividend Growth	761,195	**	20,780,630
		Brokerage Link Money Market	498,148	**	498,148
*	Pulte Homes, Inc.	Pulte Homes, Inc. Common Stock Fund	948,334	**	43,139,728
*	Participant loans	Individual participant loans with varying
		maturity dates and interest rates ranging from 3.55% to 10.50%		$4,069,982	4,069,982

	Total Investments				$244,307,525

There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest.

**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE HOMES, INC. 401(K) PLAN
June 28, 2004	By:	/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and Chief Financial Officer Pulte Homes, Inc.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm, Ernst & Young